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Via Federal Express and EDGAR


July 7, 2000


Securities and Exchange Commission Headquarters
450 Fifth Street, NW
Judiciary Plaza
Washington, D.C. 20549-1004

     Re: Internet Ventures, Inc. (File No. 333-89657) Form RW - Request for Withdrawal of the Company's Registration Statement on Form S-1


Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, Internet Ventures, Inc. (the "Company") requests the immediate withdrawal of the Company's Registration Statement on Form S-1, file number 333-89657 together with all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement was filed with the Securities and Exchange Commission on October 25, 1999.

     In light of current market conditions, the Company has elected not to proceed with the offering after determining that it would not be in the Company's nor the investors' best interests to proceed at this time. No offers or sales of the Company's Common Stock were made pursuant to the S-1 Registration Statement. Accordingly, the Company hereby requests that an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as possible.

     Should you have any questions, please do not hesitate to contact the undersigned at (310) 543-4937. Thank you.

                         Sincerely,

                         Internet Ventures, Inc.

                         By:  /s/  Donald A. Janke
                              ---------------------------
                              Donald A. Janke
                              Chairman of the Board